8500 Andrew Carnegie Boulevard Charlotte, NC 28262	John M. McCann Director, Associate General Counsel, Asset Management Law (704) 988-6543 (tele) (704) 988-1615 (fax) jmccann@tiaa.org

July 28, 2016

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: TIAA-CREF Funds Post-Effective Amendment No. 94 to Registration Statement on Form N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Skeens:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 94 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 93, which was filed with the Securities and Exchange Commission (“SEC”) on May 9, 2016 (the “initial filing”). A purpose of this filing is to make the new TIAA-CREF Small/Mid-Cap Equity Fund (the “SMID Fund”) and the TIAA-CREF International Bond Fund (the “IB Fund” and collectively with the SMID Fund, the “New Funds”) effective.

Some of the changes made in the Amendment are in response to your comments on the Prospectuses and Statement of Additional Information included in the initial filing, as relayed to me by telephone on June 22, 2016. Set forth below are responses to the Staff's comments on the initial filing.

1.      Please confirm that all of the exhibits and other supplemental information generally required to be included with an effective registration statement and that were omitted from the initial filing will be provided in the Amendment.

We can confirm that all such missing information will be provided in the Amendment.

2.      Please include the “Tandy” representations in your comment response letter filed on EDGAR.

On behalf of the Registrant, it is hereby acknowledged: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) the action of the SEC or its staff in acknowledging the effective date of the Amendment does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Amendment; and (iii) the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Deborah D. Skeens

July 28, 2016

3.      Please include/update ticker symbols for each New Fund covered by each prospectus.

We can confirm that ticker symbols have been added to each New Fund prospectus.

4.      Please clarify in the International Bond Fund prospectus what the fund considers to be a foreign issuer.

The Registrant has revised the IB Fund prospectus to indicate as follows: “[t]he Fund considers investments of foreign issuers to generally include (1) companies whose securities are principally traded outside of the United States, (2) companies having their principal business operations outside of the United States, (3) companies organized outside of the United States, and (4) foreign governments and agencies or instrumentalities of foreign governments.”

5.      If the International Bond Fund intends to invest over 25% of the fund’s net assets in sovereign debt issued by any one country, please indicate as such and include appropriate risk factors.

The IB Fund does not intend to invest over 25% of its net assets in the sovereign debt issued by any one country.

6.      Please clarify the meaning of the following sentence set forth in the Principal Investment Strategies section of the International Bond Fund prospectus: “[u]nder normal market conditions, the Fund will seek to limit its exposure to currencies other than the U.S. dollar (“Local Currencies”) to approximately 20% of the Fund’s total exposure to investments denominated in Local Currencies (on a net assets basis), by seeking to hedge exposure to Local Currencies above this limit to the U.S. dollar.”

The Registrant has clarified this disclosure by replacing it with the following: “[u]nder normal market conditions, the Fund will seek to hedge to the U.S. dollar approximately 80% of the Fund’s total exposure to investments denominated in currencies other than the U.S. dollar (on a net assets basis).”

7.      Please disclose in the International Bond Fund prospectus whether the fund may invest in fixed-income securities of any maturity.

The Registrant has indicated in the IB Fund prospectus that the IB Fund may invest in “fixed-income securities of any maturity or duration.”

8.      Please define the term “duration” in the Principal Investment Strategies section of the International Bond Fund prospectus.

The Registrant has indicated in the Principal Investment Strategies section of the IB Fund prospectus that “[d]uration is a measure of volatility in the price of a bond in response to a change in prevailing interest rates, with a longer duration indicating more volatility.”

Deborah D. Skeens

July 28, 2016

9.      Please add a risk factor addressing portfolio turnover risk in the International Bond Fund prospectus.

The Registrant has added the following risk factor to the section of the IB Fund prospectus entitled “[p]rincipal investment risks.”

Portfolio Turnover Risk—Depending on market and other conditions, the Fund may experience high portfolio turnover, which may result in greater transactional expenses, such as brokerage commissions, bid-ask spreads, or dealer mark-ups, and capital gains (which could increase taxes and, consequently, reduce returns).

The Registrant has added the following risk factor to the section of the IB Fund prospectus entitled “[a]dditional information on principal investment risks of the Fund.”

Portfolio Turnover Risk—In pursuing its investment objectives, the Fund may engage in trading that results in a high portfolio turnover rate, which may vary greatly from year to year, as well as within a given year. A higher portfolio turnover rate may result in correspondingly greater transactional expenses that are borne by the Fund. Such expenses may include bid-ask spreads, dealer mark-ups, and other transactional costs on the sale of securities and reinvestment in other securities, and may result in the realization of taxable capital gains (including short-term gains, which are generally taxed to shareholders as ordinary income). These costs, which are not reflected in annual fund operating expenses or in the example thereunder, may affect the Fund’s performance.

10.  The International Bond Fund prospectus indicates that the fund invests at least 80% of its assets in fixed-income investments of foreign issuers. Please confirm whether the fund includes derivative instruments as being part of this 80% and if so, whether the fund values such derivatives at market value for purposes of this test. Further, if derivative instruments are included for purposes of this calculation please disclose this fact in the fund’s prospectus.

The Registrant confirms that derivative instruments are included for purposes of calculating the IB Fund’s compliance with its 80% investment policy. The Registrant has indicated in the Principal Investment Strategies section of the IB Fund’s prospectus that “the Fund invests at least 80% of its assets in fixed-income investments of foreign issuers and derivative instruments, including those used to manage currency risk.” The Registrant has also indicated in the IB Fund’s prospectus that “[d]erivative instruments, including those used to manage currency risk, are included as assets of the Fund for the purposes of the Fund’s 80% policy.” The Registrant further confirms that the IB Fund values derivative instruments at market value for purposes of this calculation.

11.  Please review the adequacy of risk disclosure in both the International Bond Fund and Small/Mid-Cap Equity Fund prospectuses in light of Investment Management Guidance Update No. 2016-02 and Investment Management Guidance Update No. 2014-01.

The Registrant has reviewed the risk disclosure in both New Fund prospectuses in light of the Investment Management Guidance Updates referenced above and believes such disclosure is consistent with SEC Staff guidance set forth therein.

Deborah D. Skeens

July 28, 2016

12.  If shares of either Fund are sold through an insured depository institution (i.e., a bank), please add the disclosure required by Item 4(b)(1)(iii) of Form N1-A.

The front cover of each New Fund prospectus indicates “[a]n investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investor can lose money in the Fund and the Fund could perform more poorly than other investments.”

13.  Please consider SEC Staff observations regarding derivative instrument disclosure set forth in the letter dated July 30, 2010 from Barry D. Miller to Karrie McMillan. Please also disclose the purpose for each derivative instrument used by the International Bond Fund.

The Registrant considered the guidance set forth in the above-mentioned letter and reviewed the disclosure regarding derivative instruments in both New Fund prospectuses and believes it to be consistent with SEC Staff guidance set forth therein. The Registrant further indicates in the Principal Investment Strategies section of the IB Fund prospectus that “[t]he Fund may utilize forward currency contracts and currency-related futures contracts and swap agreements to manage currency risk.”

14.  If the International Bond Fund will write credit default swaps, please confirm that the fund will segregate the full notional amount of the credit default swap to cover such obligation.

The Registrant confirms that should the IB Fund write credit-default swaps, it will segregate the full notional amount necessary to cover the IB Fund’s obligations thereunder.

15.  In the International Bond Fund prospectus, please clarify the types of investments that are typically subject to illiquidity risk.

In the principal investment risks section of each New Fund prospectus, the Registrant provides several examples of the types of investments typically subject to illiquidity risk. For example, the Registrant indicates in the “Emerging Markets Risk” factor set forth in both New Fund prospectuses that “[f]inancial instruments of issuers in these countries may be less liquid than those of issuers in more developed countries.” The Registrant further indicates in both New Fund prospectuses that “[f]oreign investments may also be less liquid and more difficult to value than investments in U.S. issuers.”

In the IB Fund prospectus, the Registrant indicates in the “Credit Risk” factor that “[h]igh yield securities may also be relatively more illiquid, therefore, they may be more difficult to purchase or sell than more highly rated securities.” The Registrant further indicates in the “Derivatives Risk” factor set forth in the IB Fund’s prospectus that “the Fund may use more complex derivatives such as swaps that might present liquidity… risk.”

Deborah D. Skeens

July 28, 2016

16.  Please state the legal basis for why the International Bond Fund’s benchmark index, the “Barclays Global Aggregate Ex-USD Index (Hedged),” constitutes a “broad-based securities index” as required by Item 4 of Form N1-A.

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”[1] The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.” [2]

The Registrant believes the Barclays Global Aggregate Ex-USD Index (Hedged) (“Index”) is “appropriate” within the meaning of the Form N-1A definition since the Index reflects the IB Fund’s investment objective of seeking favorable long-term total return as well as its principal strategies. As detailed in the IB Fund’s investment strategy, the IB Fund invests at least 80% of its assets in fixed-income investments of foreign issuers; primarily in a broad-range of investment-grade sovereign, quasi-sovereign and corporate fixed-income investments. Similarly, the Index is a widely recognized, unmanaged index of multi-currency, global investment-grade debt, including corporate and fixed-rate bonds from developed and emerging market issuers. The Index incorporates four regional aggregate benchmarks (US Aggregate, Pan-European Aggregate, Asian-Pacific Aggregate, Canadian Aggregate Indices) and also includes debt from five local currency markets not included in the regional aggregate benchmarks. Importantly, the Index is calculated and administered by an organization unaffiliated with the IB Fund, its investment adviser and principal underwriter. [3]

The Registrant is not aware of any authoritative guidance from the SEC or Staff indicating that the Index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A and believes its approach is consistent with the limited authoritative guidance from the SEC and the Staff on this subject. In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that a fund should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests,” a fund should be given considerable deference in determining whether the chosen index is an “appropriate broad-based securities market index.”

[1]               Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998).

[2]               Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (“Release No. 19382”).

[3]                “To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter….” Release No. 19382 (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

Deborah D. Skeens

July 28, 2016

Accordingly, the Registrant believes the Index provides investors with a basis for evaluating the Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

17.  In the section of each Fund prospectus entitled “Additional information on principal and non-principal investment strategies for the Fund,” please further clarify each Fund’s investment strategy as the heading of this section indicates that additional information about each Fund’s investment strategy is contained within.

This section of each New Fund prospectus is intended to provide general information about the investment strategy of each New Fund in a way that supplements the information contained earlier in each New Fund prospectus. For example, this section provides general information on the types of derivative instruments that could be utilized by each New Fund. As this disclosure appears in the combined or multi-fund statutory prospectuses of the Registrant, it is intended to be broadly applicable and, in the view of the Registrant, should not provide disclosure that would be narrowly applicable to any one fund or groups of funds.

18.  In the section of each Fund prospectus entitled “Additional information about investment strategies and risks of the Fund,” it is stated that the Fund “may” have a policy of investing at least 80% of its assets…. in the type of securities suggested by its name. As both Funds do appear to have such policies, please remove the word “may” from this sentence.

The Registrant has revised this sentence to read, in relevant part, “the Fund has a policy of normally investing at least 80% of its assets... in the type of securities suggested by its name.”

19.  In the section of each Fund prospectus entitled “[a]dditional information about principal and non-principal investment strategies for the Fund,” please indicate which of the investment strategies discussed in this section are principal and non-principal.

The Registrant has modified the heading of this section to read “[a]dditional information about investment strategies of the Fund.” The disclosure contained within this prospectus section appears in the combined or multi-fund statutory prospectuses of the Registrant and is intended to contain generally applicable disclosure. The Registrant believes the elimination of the “principal versus non-principal” reference in the heading clarifies the notion that the section contains general disclosure about fund investment strategies.

20.  The section each New Fund prospectus entitled “Portfolio Turnover,” indicates that “[i]f the Fund engages in active and frequent trading of portfolio securities, it will have a correspondingly higher portfolio turnover rate.” Please remove the word “if” from this sentence if either New Fund will engage in active and frequent trading.

Deborah D. Skeens

July 28, 2016

The Registrant has revised the IB Fund prospectus to read as follows: “[t]o the extent the Fund engages in active or frequent trading of portfolio securities, it will have a correspondingly higher ‘portfolio turnover rate.’” As this disclosure appears in the combined or multi-fund statutory prospectus of the Registrant, it has been revised so as to apply equally to funds that may engage in frequent trading and to those that trade less frequently.

21.  Please explain the rationale for the section of each Fund prospectus entitled “Investments by funds of funds.”

The Registrant has included in each New Fund prospectus the section entitled “[i]nvestments by fund of funds” to disclose that a substantial shareholder of each New Fund may be one or more series of the TIAA-CREF Lifecycle Funds or the TIAA-CREF Lifestyle Funds, each investment portfolios structured as a “funds of funds,” may be a significant or sole shareholder of both New Funds.

22.  The section of each New Fund prospectus entitled “Redeeming Shares,” contains a sentence that begins “[t]he Fund can postpone payment if: (a) the NYSE is closed….” Please clarify that each New Fund can postpone payment beyond seven days.

The Registrant has revised this section of each New Fund prospectus to read as follows “[t]he Fund can postpone payment beyond seven days if: (a) the NYSE is closed or other than usual holidays or weekends…”

23.  In the section of each New Fund prospectus entitled “In-kind redemptions of shares,” please also indicate that securities redeemed in-kind will be subject to market risk until sold and that shareholders may incur taxable gains or losses when such securities are converted to cash.

The Registrant has added the following sentence to the bottom of the section of each New Fund prospectus entitled “In-kind redemptions of shares:” “[i]n addition, securities redeemed on an in-kind basis will be subject to market risk until sold and taxable gains or losses may be incurred when the securities are converted to cash.”

24.  In the Principal Investment Strategies section of the SMID Fund prospectus, please provide disclosure of the capitalization ranges of companies within the SMID Fund’s benchmark.

The Registrant has added the following sentence to the Principal investment strategies section of the SMID Fund prospectus: “[a]s of May 31, 2016, the Russell 2500® Index had a mean market capitalization of $4.3 billion and a median market capitalization of $1.0 billion.”

25.  In the principal investment strategies section of the SMID Fund prospectus, please clarify what is meant by “proprietary quantitative model.”

The Registrant has clarified the meaning of “proprietary quantitative model” in the SMID Fund prospectus by indicating that “Advisors uses proprietary quantitative models, or models utilizing econometric and mathematical techniques.”

26.  In the Principal Investment Strategies section of the SMID Fund prospectus, please clarify the meaning of the phrase “correlations between the performance of stocks in the universe.”

Deborah D. Skeens

July 28, 2016

The Registrant has clarified this phrase by removing the word “performance” from the above-referenced phrase. As revised, the disclosure will read as follows: “weightings of the stock and its corresponding sector in the benchmark, correlations of the stocks in the universe, and trading costs.

27.  In the SMID Fund prospectus, please clarify whether any purchases of foreign securities will be denominated in foreign currencies. If so, please include appropriate foreign currency risk disclosure.

The Registrant has clarified in the SMID Fund prospectus that the SMID Fund may purchase foreign equity securities, denominated in U.S. dollars or in non-U.S. dollar currencies. The Registrant has also added to the SMID Fund prospectus a risk factor disclosing currency risk.

28.  In the SMID Fund prospectus, please indicate in the illiquid securities risk factor, the types of investments that are generally subject to this risk.

As mentioned in response to comment 15 above, in the Principal Investment Risks section of each New Fund prospectus, the Registrant provides several examples of the types of investments typically subject to illiquidity risk. In the SMID Fund prospectus the Registrant indicates in the “Small-Cap Risk” factor that “[s]ecurities of small-cap companies are often less liquid than securities of larger companies as a result of there being a smaller market for their securities.” Further, the “Mid-Cap Risk” factor set forth in the SMID Fund’s prospectus indicates “stocks of mid-capitalization companies often experience greater price volatility, lower trading volume and less liquidity than the stocks of larger, more established companies.”

29.  In the SMID Fund prospectus, please indicate in the special situation risk factor the types of companies generally involved in mergers, acquisitions and other special situations.

The Registrant has revised the special situation risk factor contained within the summary portion of the SMID Fund prospectus to read as follows

Special Situation Risk - Stocks of companies involved in acquisitions, consolidations, tender offers or exchanges, takeovers, reorganizations, mergers and other special situations can involve the risk that such situations may not materialize or may develop in unexpected ways. Consequently, those stocks can involve more risk than ordinary securities.

The Registrant has revised the special situation risk factor as set forth in the section of the SMID Fund prospectus entitled “[a]dditional information on principal investment risks of the Fund” to read as follows:

Special Situation Risk—Stocks of companies involved in acquisitions, consolidations, tender offers or exchanges, takeovers, reorganizations, mergers and other special situations can involve more risk than ordinary securities due to the high degree of uncertainty associated with such events. If the anticipated benefits of such developments do not ultimately materialize, the value of a special situation company may decline. As a result, the prices of securities of these companies can be more volatile than the prices of securities of similar companies, resulting in permanent loss of capital. Also, transactions may take longer than originally anticipated, resulting in lower annualized returns than contemplated at the time of investment. The following types of companies are more likely to experience special situations: smaller companies, emerging growth companies, and early development stage companies. Also, companies with any of the following characteristics are more likely to experience special situations: participating in an initial public offering, operating at a loss, or having little or no revenue history.

Deborah D. Skeens

July 28, 2016

30.  In the section of the SMID prospectus entitled “Additional information about investment strategies and risks of the Fund,” please indicate which investment strategies listed in this section are principal versus non-principal.

The Registrant has modified the heading of this section to read “[a]dditional information about investment strategies of the Fund.” As the Registrant has indicated in its response to comment 19 above, the disclosure contained within this prospectus section appears in the combined or multi-fund statutory prospectuses of the Registrant and is intended to contain generally applicable disclosure. The Registrant believes the elimination of the “principal versus non-principal” reference in the heading clarifies the notion that the section contains general disclosure about fund investment strategies.

31.  The section of the SMID Fund prospectus entitled “Portfolio Turnover,” indicates that “[i]f the Fund engages in active and frequent trading of portfolio securities, it will have a correspondingly higher “portfolio turnover rate.” Please remove the word “if” from this sentence if the Fund will engage in active and frequent trading.

The Registrant has revised the SMID Fund prospectus to read as follows: “[t]o the extent the Fund engages in active or frequent trading portfolio securities, it will have a correspondingly higher ‘portfolio turnover rate.’” As this disclosure appears in the combined or multi-fund statutory prospectus of the Registrant, it has been revised so as to apply equally to funds that may engage in frequent trading and to those that trade less frequently.

32.  The Statement of Additional Information (“SAI”) indicates that the International Bond Fund may invest in depositary receipts. Please add disclosure to this Fund prospectus about this type of investment.

The reference to the IB Fund in the sentence of the SAI referencing depositary receipts has been removed.

33.  The section of the SAI entitled “Pricing of Shares: equity securities” the defined term “NYSE Exchanges” is used. Please formally define this term in the disclosure or indicate where such definition resides.

The phrase “NYSE Exchanges” has been defined in the SAI.

* * * *

Deborah D. Skeens

July 28, 2016

If you have any questions, please do not hesitate to call me at (704) 988-6543.

Very truly yours,

/s/ John M. McCann

John M. McCann

cc: Rachael M. Zufall
     Senior Director, Associate General Counsel, Investment Advisors, TIAA